Exhibit 99.1

Press release

WiLAN Acquires LED Lighting Technology

OTTAWA, Canada – November 13, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that a wholly-owned subsidiary of the company, Variable Lighting, LLC, has acquired technology that relates to the control of LED lighting used in certain residential applications.

The terms of the transaction are confidential.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 290 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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